UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

RAYONIER ADVANCED MATERIALS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

75508B104

(CUSIP Number)

February 25, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75508B104

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Chatham Asset Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 0
	(6)	Shared Voting Power: 3,190,371*
	(7)	Sole Dispositive Power: 0
	(8)	Shared Dispositive Power: 3,190,371*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,190,371*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9): 5.0%*
(12)	Type of Reporting Person (See Instructions): IA

*	See Item 4 for additional information.

CUSIP NO. 75508B104

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Anthony Melchiorre
(2)	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 0
	(6)	Shared Voting Power: 3,190,371*
	(7)	Sole Dispositive Power: 0
	(8)	Shared Dispositive Power: 3,190,371*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,190,371*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9): 5.0%*
(12)	Type of Reporting Person (See Instructions): IN

*	See Item 4 for additional information.

Item 1(a). Name Of Issuer:

Rayonier Advanced Materials Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1301 Riverplace Boulevard, Suite 2300

Jacksonville, FL 32207

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and (ii) Anthony Melchiorre (“Mr. Melchiorre” and, together with CAM, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is: 26 Main Street, Suite 204, Chatham, New Jersey 07928.

Item 2(c). Citizenship:

CAM is organized under the laws of the State of Delaware. Mr. Melchiorre is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.:

75508B104

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to each of CAM and Mr. Melchiorre is as follows:

(a) Amount Beneficially Owned:	3,190,371	*
(b) Percent of Class:	5.0	%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	3,190,371	*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	3,190,371	*

*CAM is the investment manager to certain affiliated funds (the “Chatham Funds”), and Mr. Melchiorre is the managing member of CAM. As of February 25, 2022, CAM and Mr. Melchiorre may be deemed to beneficially own the 3,190,371 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds.

The reported beneficial ownership percentage is based upon 63,767,353 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2022

CHATHAM ASSET MANAGEMENT, LLC

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre
Anthony Melchiorre

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit

1. Joint Filing Agreement, dated as of March 7, 2022, by and between Chatham Asset Management, LLC and Anthony Melchiorre.